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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       Planet Polymer Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  727044 10 9
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                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            FILED FEBRUARY __, 1998

                     (REFLECTING OWNERSHIP AS OF 12/31/96)





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CUSIP NO. 727044 10 9           13G


    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Richard S. Wright
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   / /
                                                                    (b)   / /
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------------
                                5      SOLE VOTING POWER
                                       297,721
         NUMBER OF              ------------------------------------------------
           SHARES               6      SHARED VOTING POWER
        BENEFICIALLY                   1,223
       OWNED BY EACH            ------------------------------------------------
         REPORTING              7      SOLE DISPOSITIVE POWER
        PERSON WITH                    297,721
                                ------------------------------------------------
                                8      SHARED DISPOSITIVE POWER
                                       1,223
--------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            298,944
--------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*
--------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.9%
--------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT






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ITEM 1.
         (a)      Name of Issuer:

                  Planet Polymer Technologies, Inc.


         (b)      Address of Issuer's Principal Executive Officers:

                  9985 Businesspark Avenue, Suite A
                  San Diego, CA 92131


ITEM 2.
         (a)      Name of Person(s) Filing:

                  Richard Wright

         (b)      Address of Principal Office or, if none, Residence:

                  865 Laurel Street, 2nd Floor
                  San Carlos, CA 94070


         (c)      Citizenship:

                  United States


         (d)      Title of Class of Securities:

                  Common Stock


         (e)      CUSIP Number:

                  727044 10 9


ITEM 3.  Not applicable.


ITEM 4.  OWNERSHIP

(a) Amount Beneficially Owned: 266,766, including 30,955 shares issuable upon exercise of options held by Mr. Wright within 60 days of December 31, 1997. Also included are 1,233 shares held by Mr. Wright's wife as separate property, over which Mr. Wright could be viewed as sharing voting and dispositive power. Mr. Wright disclaims any beneficial ownership of such shares.

(b) Percent of Class: 5.7%

(c) Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote: 266,766
    (ii)  shared power to vote or to direct the vote: 1,223
    (iii) sole power to dispose or to direct the dispostion of: 266,766
    (iv)  shared power to dispose or to direct the dispostion of: 1,223


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION

Not applicable.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      2/10/97
                                      ---------------------------------
                                      Date

                                      /s/ Richard S. Wright
                                      ----------------------------------
                                      Signature

                                      Richard S. Wright
                                      ----------------------------------
                                      Name/Title